P.E. 1/1/02
1-15016

02011892

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECEIVED
JAN 25 2002
359
WASH. D.C.

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of **January**, 2002

## MDS INC.

*(Registrant's name)*

100 International Boulevard
Toronto, Ontario M9W 6J6
*(Address of principal executive offices)*

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

## Documents Included as Part of this Report

| No. | Document |
| --- | --- |
| 1. | **Interim Statement - 4th Quarter** |
| 2. | **Confirmation of Mailing of statement** |

**Document 1**


Everyday
Interim Report
October 31, 2001
(Unaudited)
Q4
MDS
Science advancing health

# MDS Inc. reports its operating results for the quarter ended October 31, 2001.

For the fourth quarter, revenues increased 7% to $428 million from $401 million in the same quarter last year. Operating income from core businesses (before Proteomics and non-recurring items) was up 27% over the prior year. Earnings for the quarter from core businesses was 19¢ per share before goodwill amortization.

Earnings per share reported in the fourth quarter of 2000 included a number of unusual items, as noted below:

| | Fourth Quarter | | Full Year | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Earnings per share from core businesses | **$ 0.19** | $ 0.20 | **$ 0.70** | $ 0.75 |
| Adjustments for the following items: | | | | |
| Business integration activities | **—** | (0.11) | **(0.03)** | (0.11) |
| Gain from issue of shares by MDS Proteomics | **—** | 0.29 | **0.33** | 0.29 |
| Capital gains | **—** | 0.01 | **—** | 0.13 |
| Impact of MDS Proteomics operations | **(0.04)** | (0.03) | **(0.17)** | (0.05) |
| Earnings per share | **$ 0.15** | $ 0.36 | **$ 0.83** | $ 1.01 |

Fiscal 2001 has been a transition year for MDS, where the cost of growth ventures overshadowed the performance of our core businesses. While these initiatives had a significant impact on our results in 2001, they position us well to take advantage of the many exciting opportunities in the growing global health care business in which we operate.

Consolidated revenues for fiscal year 2001 rose 14% to $1.6 billion from $1.4 billion in the prior year. Operating income for the year decreased by 13% to $154 million compared to $178 million last year. Earnings per share were $0.83 compared to $1.01 in fiscal 2000.

### Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew from $229 million in the same period in 2000 to $249 million, an increase of 9%. While all business units showed revenue growth, the most significant contributor was MDS Sciex with a 34% increase.

Overall, isotope revenues grew by 6%, an improvement over prior quarter growth of 1%. In the fourth quarter, we completed the loading of further cobalt-59 materials as part of the cobalt supply expansion plan that will increase available supplies of cobalt for 2003.

Revenue growth in the analytical instrument business improved as the recently launched API 4000 began to gain some traction in the market. The API 4000 offers a tenfold enhancement in sensitivity over the API 3000 and other triple quad products in the market. Demand is continuing to build for the API 4000, and we are seeing continuing demand for the API 3000 as well.

The MDS Pharma Services business showed more positive results, with a 4% growth in revenues in the fourth quarter, as the teams focused on executing our business strategies.

The operating margin in the Life Sciences segment is trending positively at 17% for the fourth quarter, up from 16% in the third quarter and up from 11% in the same quarter in 2000.

### Health Segment

In the Health segment, revenues increased to $178 million from $171 million, an increase of 4% over the fourth quarter last year. Quarterly operating income in this segment was down slightly over the prior year, reflecting the one-time impact of laboratory fee reallocation in the fourth quarter of 2000. Despite this small drop, operating income from Health businesses grew by 52% in 2001 as a result of new laboratory fee agreements, improved profitability in the US lab business and continued enhancements in profitability at Source Medical.

### Proteomics

Throughout 2001, MDS continued to invest in MDS Proteomics as the Company implemented its development plan. Operating costs for the fourth quarter were $15 million, an increase of $8 million over the same period in 2000. After the quarter, MDS Proteomics officially opened its new Toronto facility, creating one of the most advanced proteomics research facilities in the world.

### Outlook

Over the last year we have been focused on a number of initiatives in our businesses targeted on improving the efficiency and effectiveness of our operations. Given that much of this work is now complete we expect to see the positive impact of these efforts in the coming year.

John A. Rogers
President and Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to general economic conditions, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2000 for additional details.

## Overview

| Summary Consolidated Results | Fourth Quarter | | | Full Year | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | Change (%) | **2001** | 2000 | Change (%) |
| Revenues | **$ 428** | $ 401 | 7 | **$ 1,636** | $ 1,435 | 14 |
| Operating income | **41** | 33 | 24 | **154** | 178 | (13) |
| Earnings per share | **$ 0.15** | $ 0.36 | (58) | **$ 0.83** | $ 1.01 | (18) |

[Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share throughout this report refers to earnings per share before goodwill amortization]

Revenue growth in the fourth quarter improved, increasing to 7% year over year and 5% quarter over quarter. Operating income of $41 million is net of $15 million of operating costs for MDS Proteomics, compared to $7 million in the same quarter last year. Also included in operating income last year were restructuring charges and capital gains which netted a loss of $4 million. Excluding these items, operating income from core businesses in Life Sciences and Health grew 27%.

Earnings per share for the fourth quarter from core businesses was 19¢ compared to 20¢ last year. Items impacting the comparability of earnings per share for the quarter are:

| | Fourth Quarter | | Full Year | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Earnings per share from core businesses | **$ 0.19** | $ 0.20 | **$ 0.70** | $ 0.75 |
| Adjustments for the following items | | | | |
| Business integration activities | **—** | (0.11) | **(0.03)** | (0.11) |
| Gain from issue of shares by MDS Proteomics | **—** | 0.29 | **0.33** | 0.29 |
| Capital gains | **—** | 0.01 | **—** | 0.13 |
| Impact of MDS Proteomics operations | **(0.04)** | (0.03) | **(0.17)** | (0.05) |
| Earnings per share | **$ 0.15** | $ 0.36 | **$ 0.83** | $ $1.01 |

Our operations were not significantly affected by the events of September 11. Our Isotopes business was marginally affected by the grounding of air traffic in North America, as many of our short-lived medical isotopes are shipped via air transport. While North American shipments were redirected to ground transport, certain Asian customers, in particular, were affected by the loss of air shipments.

## Segment Results

| Fourth Quarter | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Revenues | Operating Income | Operating Margin (%) | Revenues | Operating Income | Operating Margin (%) |
| Life Sciences | **$ 249** | **$ 43** | **17** | $ 229 | $ 26 | 11 |
| Health | **178** | **13** | **7** | 171 | 14 | 8 |
| Proteomics | **1** | **(15)** | **n/m** | 1 | (7) | n/m |
| | **$ 428** | **$ 41** | **10** | $ 401 | $ 33 | 8 |

| Full Year | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Revenues | Operating Income | Operating Margin (%) | Revenues | Operating Income | Operating Margin (%) |
| Life Sciences | **$ 933** | **$ 143** | **15** | $ 806 | $ 148 | 18 |
| Health | **700** | **64** | **9** | 627 | 42 | 7 |
| Proteomics | **3** | **(53)** | **n/m** | 2 | (12) | n/m |
| | **$ 1,636** | **$ 154** | **9** | $ 1,435 | $ 178 | 12 |

## Health

**Review of operations –** Revenues from Health businesses in the quarter were:

| Segment Revenues | Fourth Quarter | | | Full year | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | Change (%) | **2001** | 2000 | Change (%) |
| Canadian laboratories | **$ 90** | $ 89 | 1 | **$ 357** | $ 336 | 6 |
| US laboratories | **31** | 30 | 3 | **123** | 90 | 37 |
| Diagnostics | **121** | 119 | 2 | **480** | 426 | 13 |
| Distribution | **57** | 52 | 10 | **220** | 201 | 9 |
| Total | **$ 178** | $ 171 | 4 | **$ 700** | $ 627 | 12 |

Health segment revenues remained strong, increasing 4% over the same quarter last year. The operating margin for Health businesses was in line with our expectations but is slightly below the fourth quarter last year, due to fee adjustments recorded at the end of fiscal 2000.

**Capital expenditures and long-term investments –** Purchases of new capital assets by Health businesses totaled $9 million in the quarter.

## Life Sciences

**Review of operations –** Revenues from Life Sciences businesses in the quarter were:

| Segment Revenues | Fourth Quarter | | | Full Year | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | Change (%) | **2001** | 2000 | Change (%) |
| Isotopes | **$ 89** | $ 84 | 6 | **$ 343** | $ 333 | 3 |
| Analytical instruments | **43** | 32 | 34 | **160** | 143 | 12 |
| Research services | **117** | 113 | 4 | **430** | 330 | 30 |
| Total | **$ 249** | $ 229 | 9 | **$ 933** | $ 806 | 16 |

Revenues from Life Sciences grew 9% compared to last year and a similar amount compared to our third quarter. All lines of business showed increases in revenue, quarter over quarter.

Continued strong revenue from nuclear medicine (up 6% from last year), along with improved gamma sterilization revenue, made up for a small drop in revenue from therapy systems year over year. Margins in the nuclear medicine and gamma sterilization businesses have been consistent with prior quarters. Restructuring activities announced in the third quarter, related to therapy systems, have brought this line of business closer to breakeven.

Revenue from analytical instruments was up over one-third compared to the prior-year quarter and up 6% on a quarter over quarter basis. Sales of the new API 4000 have been strong. Combined sales of high-end units are up 19% compared to the same quarter last year. Continued strong sales of the new line are expected, as the order flow has remained strong.

The operating margin for our Life Sciences businesses was 17% for the quarter, up from the 16% achieved in the third quarter and well up compared to the 11% achieved last year in this quarter. The operating margin for Life Sciences businesses has been improving steadily over the course of the year. Margins have improved in all businesses, and the revenue increases in the fourth quarter contributed significantly to the improvement.

**Capital expenditures and long-term investments –** Purchases of capital assets amounted to $2 million for the fourth quarter.

## Proteomics

**Review of operations –** MDS Proteomics continued to implement its development plan. On November 7, 2001, the company opened its new Toronto facility, including its state-of-the-art protein factory.

Operating costs for the quarter were $15 million compared to $13 million in the third quarter and $7 million in the same quarter last year. Difficult conditions with financial markets have prevented us from raising additional financing for the Company. Steps are being taken to reduce cash expenditures until market conditions improve. Capital expenditures for MDS Proteomics amounted to $13 million for the quarter.

## Corporate – Review of Operations

Net interest expense was $2 million in the fourth quarter. The majority of our long-term debt is in variable rate instruments and we have been able to benefit from the steady decline in interest rates this year. Term debt stood at $553 million compared to $504 million at the end of the third quarter. The increase in debt in the quarter funded capital expenditures that largely are investments in future growth.

The effective tax rate for the quarter was 48% compared to 59.7% for the third quarter this year. The third quarter rate was high because of re-valuation of certain tax assets resulting from Canadian federal and Ontario tax act changes and to the tax impact of the non-recurring items. The tax rate on core businesses, excluding the impact of the non-recurring activities and MDS Proteomics, is approximately 46%, consistent with prior quarters this year. This tax rate remains high as we continue to experience losses in certain European jurisdictions for which no tax benefit can be recognized currently.

## Liquidity and Capital Resources

Net cash on hand at October 31, 2001 was $171 million. Cash flow from operations was $41 million compared to $35 million for the same quarter last year.

## Outlook

Moving into fiscal 2002, we expect to continue the momentum generated by our core businesses in the second half of this year. The restructurings we announced in August were acted upon in the fourth quarter, and we are seeing signs of improvement as a result. The launch of the API 4000 has resulted in brisk sales. We expect these trends to continue. Our nuclear medicine products are selling well, and we anticipate that two new radiotherapeutic products will be approved and sales will begin by our second quarter next year. Although growth of our cobalt business will remain affected by inventory shortages, we have successfully secured limited new cobalt supply to help meet the needs of our customers.

The MAPLE project remains in secured shutdown, awaiting approval by the Canadian Nuclear Safety Commission to commence final commissioning.

Our diagnostics business is coming off a record year as we enter 2002. With a new fee agreement in place in our Ontario market, we expect 2002 to be another strong year. Completion of the Duke partnership legal agreements is expected in the first quarter of next year. Discussions about other new partnerships in the US are proceeding at an encouraging pace.

Source Medical has improved results this year and is in a strong position in the Canadian marketplace.

We will also continue to pursue outside financing for MDS Proteomics. Discussions continue with possible strategic partners and we are focused on ensuring that MDS Proteomics has access to the cash required to continue its work.

CONSOLIDATED STATEMENTS OF INCOME

| | Three months to October 31 | | Year ended October 31 | |
|---|---|---|---|---|
| (millions of dollars) | **2001** | 2000 | **2001** | 2000 |
| **Net revenues** | **$ 428** | $ 401 | **$ 1,636** | $ 1,435 |
| Direct costs | **(283)** | (252) | **(1,067)** | (953) |
| Depreciation and amortization | **(24)** | (18) | **(78)** | (59) |
| Other operating costs | **(81)** | (94) | **(342)** | (265) |
| Restructuring activities, net | **—** | (14) | **2** | (14) |
| Equity earnings and investment gains | **1** | 10 | **3** | 34 |
| Operating Income | **41** | 33 | **154** | 178 |
| Gain from issue of shares by MDS Proteomics | **—** | 37 | **54** | 37 |
| | **41** | 70 | **208** | 215 |
| Interest expense – long-term | **(4)** | (5) | **(19)** | (20) |
| – other | **—** | — | **(1)** | (2) |
| Dividend and interest income | **2** | 3 | **12** | 11 |
| Minority interest | **1** | (2) | **(2)** | (9) |
| **Income before income taxes** | **40** | 66 | **198** | 195 |
| Income taxes | **(19)** | (17) | **(82)** | (67) |
| **Income before amortization of goodwill** | **21** | 49 | **116** | 128 |
| Amortization of goodwill (net of tax) | **(16)** | (6) | **(43)** | (18) |
| **Net Income** | **$ 5** | $ 43 | **$ 73** | $ 110 |
| **Earnings per share** | **$ 0.04** | $ 0.33 | **$ 0.52** | $ 0.86 |
| **Earnings per share before amortization of goodwill** | **$ 0.15** | $ 0.36 | **$ 0.83** | $ 1.01 |

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

| | Three months to October 31 | | Year ended October 31 | |
|---|---|---|---|---|
| (millions of dollars) | **2001** | 2000 | **2001** | 2000 |
| **Retained earnings, beginning of period** | **$ 460** | $ 374 | **$ 405** | $ 324 |
| Net income | **5** | 43 | **73** | 110 |
| Repurchase of shares and options | **(2)** | (6) | **(9)** | (19) |
| Dividends – cash | **(5)** | (5) | **(10)** | (8) |
| – stock | **(1)** | (1) | **(2)** | (2) |
| **Retained earnings, end of period** | **$ 457** | $ 405 | **$ 457** | $ 405 |

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT OCTOBER 31

| (millions of dollars) | | 2001 | | 2000 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current** | | | | |
| Cash and short-term investments | **$** | **183** | $ | 331 |
| Accounts receivable | | **299** | | 282 |
| Inventories | | **162** | | 138 |
| Income taxes recoverable | | **8** | | 11 |
| Prepaid expenses | | **24** | | 12 |
| Future tax assets | | **5** | | 4 |
| | | **681** | | 778 |
| Capital assets | | **661** | | 598 |
| Future tax assets | | **72** | | 28 |
| Long-term investments and other [note 2] | | **192** | | 185 |
| Goodwill and other intangibles | | **796** | | 783 |
| **Total assets** | **$** | **2,402** | $ | 2,372 |
| **Liabilities and Shareholders' equity** | | | | |
| **Current liabilities** | | | | |
| Bank indebtedness | **$** | **12** | $ | 33 |
| Accounts payable and accrued liabilities | | **320** | | 303 |
| Deferred income | | **89** | | 68 |
| Income taxes payable | | **22** | | 52 |
| Current portion of long-term debt | | **17** | | 10 |
| | | **460** | | 466 |
| Long-term debt | | **536** | | 541 |
| Deferred income and other | | **81** | | 155 |
| Future tax liabilities | | **21** | | 6 |
| Minority interest | | **61** | | 19 |
| | | **1,159** | | 1,187 |
| **Shareholders' equity** | | | | |
| Share capital [note 3] | | **789** | | 782 |
| Retained earnings | | **457** | | 405 |
| Cumulative translation adjustment | | **(3)** | | (2) |
| | | **1,243** | | 1,185 |
| **Total liabilities and shareholders' equity** | **$** | **2,402** | $ | 2,372 |

CONSOLIDATED STATEMENTS OF CASH FLOWS



| (millions of dollars) | Three months to October 31 2001 | Three months to October 31 2000 | Year ended October 31 2001 | Year ended October 31 2000 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income | **$ 5** | $ 43 | **$ 73** | $ 110 |
| Items not affecting current cash flow [note 4] | **36** | (8) | **79** | 59 |
| **Cash flow from operations** | **41** | 35 | **152** | 169 |
| Changes in non-cash working capital balances relating to operations [note 4] | **(20)** | 17 | **(75)** | (40) |
| | **21** | 52 | **77** | 129 |
| **Investing activities** | | | | |
| Acquisitions | **—** | (4) | **(15)** | (214) |
| Purchase of capital assets | **(24)** | (38) | **(115)** | (135) |
| Other | **9** | (1) | **5** | (36) |
| | **(15)** | (43) | **(125)** | (385) |
| **Financing activities** | | | | |
| Long-term debt issued | **31** | 22 | **212** | 320 |
| Long-term debt repayments | **—** | (55) | **(228)** | (64) |
| Increase (decrease) in deferred income and other | **3** | 2 | **(75)** | 93 |
| Payment of cash dividends | **(5)** | (5) | **(10)** | (8) |
| Issuance of shares | **1** | 188 | **5** | 206 |
| Repurchase of shares and options | **(3)** | (7) | **(11)** | (20) |
| Issuance of shares by MDS Proteomics for cash | **—** | — | **38** | — |
| Minority interest distributions | **—** | (4) | **(7)** | (9) |
| Cash effects of translation of foreign subsidiaries | **(1)** | — | **(3)** | 1 |
| | **26** | 141 | **(79)** | 519 |
| **Increase (decrease) in cash during the period** | **32** | 150 | **(127)** | 263 |
| Cash position, beginning of period | **139** | 148 | **298** | 35 |
| **Cash position, end of period** | **$ 171** | $ 298 | **$ 171** | $ 298 |

Note: Cash position comprises cash and short-term investments less bank indebtedness.

### 1. Accounting Policies

These financial statements have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

### 2. Long-term Investments

Operating income for the period includes $1 million [2000 – $2] as the Company's share of earnings of significantly influenced companies and partnerships.

### 3. Share Capital

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended October 31 was 139.6 million [2000 – 128.0].

### 4. Supplementary Cash Flow Information

Non-cash flow items affecting net income as set out in the table below:

| | Three months to October 31 | | Year ended October 31 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Depreciation and amortization | **$ 24** | $ 18 | **$ 78** | $ 59 |
| Amortization of goodwill | **17** | 7 | **45** | 21 |
| Deferred income | **—** | (1) | **—** | (5) |
| Minority interest | **(1)** | 3 | **2** | 9 |
| Future income taxes | **(4)** | (4) | **(10)** | 6 |
| Equity earnings [net of distributions] | **—** | — | **(1)** | — |
| Restructuring activities | **—** | 14 | **19** | 14 |
| Dilution and other gains | **—** | (45) | **(54)** | (45) |
| | **$ 36** | $ (8) | **$ 79** | $ 59 |

Changes in non-cash working capital balances relating to operations include:

| | Three months to October 31 | | Year ended October 31 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Accounts receivable | **$ 4** | $ 3 | **$ (17)** | $ (17) |
| Inventories | **2** | 3 | **(24)** | (11) |
| Accounts payable and deferred income | **6** | — | **25** | (49) |
| Income taxes | **(31)** | 7 | **(47)** | 28 |
| Foreign exchange and other | **(1)** | 4 | **(12)** | 9 |
| | **$ (20)** | $ 17 | **$ (75)** | $ (40) |

## 5. Segmented Information

| | Three months to October 31, 2001 | | | | Three months to October 31, 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Life Sciences | Health | Proteomics | Total | Life Sciences | Health | Proteomics | Total |
| Net revenues | **$ 249** | **$ 178** | **$ 1** | **$ 428** | $ 229 | $ 171 | $ 1 | $ 401 |
| Operating income | **43** | **13** | **(15)** | **41** | 26 | 14 | (7) | 33 |
| Revenues by products and services: | | | | | | | | |
| Medical isotopes | | | | **89** | | | | 84 |
| Analytical equipment | | | | **43** | | | | 32 |
| Pharmaceutical research services | | | | **117** | | | | 113 |
| Clinical laboratory services | | | | **121** | | | | 119 |
| Distribution and other | | | | **57** | | | | 52 |
| Proteomics | | | | **1** | | | | 1 |

| | Year ended October 31, 2001 | | | | Year ended to October 31, 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Life Sciences | Health | Proteomics | Total | Life Sciences | Health | Proteomics | Total |
| Net revenues | **$ 933** | **$ 700** | **$ 3** | **$1,636** | $ 806 | $ 627 | $ 2 | $1,435 |
| Operating income | **143** | **64** | **(53)** | **154** | 148 | 42 | (12) | 178 |
| Revenues by products and services: | | | | | | | | |
| Medical isotopes | | | | **343** | | | | 333 |
| Analytical equipment | | | | **160** | | | | 143 |
| Pharmaceutical research services | | | | **430** | | | | 330 |
| Clinical laboratory services | | | | **480** | | | | 426 |
| Distribution and other | | | | **220** | | | | 201 |
| Proteomics | | | | **3** | | | | 2 |
| Total assets at Oct 31 | **1,773** | **431** | **198** | **2,402** | 1,831 | 402 | 139 | 2,372 |

## 6. Comparative Figures

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

## Executive Management

**Wilfred G. Lewitt**
*Chairman*

**John A. Rogers**
*President and*
*Chief Executive Officer*

**Gary W. Goertz**
*Executive Vice-President, Finance and*
*Chief Financial Officer*

**James M. Reid**
*Executive Vice-President*
*Organization Dynamics*

**Edward K. Rygiel**
*Executive Vice-President, MDS Inc., President and*
*Chief Executive Officer, MDS Capital Corp.*

**Ronald H. Yamada**
*Executive Vice-President*
*Global Markets and Corporate Affairs*

**R. Ian Lennox**
*President and Chief Executive Officer*
*Drug Discovery & Development Sector*

**John A. Morrison**
*President and Chief Executive Officer*
*Isotope Sector*

**Alan D. Torrie**
*President and Chief Executive Officer*
*Diagnostic Sector*

**Robert W. Breckon**
*Senior Vice-President*
*Corporate Development*

**Peter E. Brent**
*Senior Vice-President and General Counsel and*
*Corporate Secretary*

**Mary E. Federau**
*Vice-President*
*Talent Development*

**John D. Gleason**
*Senior Vice-President*
*Global Business Excellence*

## Mailing Address

**MDS Inc.**
*100 International Blvd.*
*Toronto, Ontario, Canada*
*M9W 6J6*
*(416) 675-7661*

## Website Address

*www.mdsintl.com*

## Shareholder Link Service

*1 (888) MDS-7222*

## Transfer Agent and Registrar, Stock Dividend and Share Purchase Plan

*CIBC Mellon Trust Company*
*Toronto, Ontario, Canada*
*1 (800) 387-0825*

## Investor Relations Contact

*Sharon Mathers*
*Vice-President, Investor Relations and*
*Corporate Communications*
*(416) 213-4721*
*email: smathers@mdsintl.com*

## Stock Listing

*Toronto Stock Exchange*
*Symbol – MDS*
*New York Stock Exchange*
*Symbol – MDZ*

Document 2

# CIBC Mellon

**CIBC Mellon Trust Company**

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

January 23, 2002

MDS Inc.
Attention: Ms. Z. Miller, Securities Clerk
100 International Boulevard
Toronto, Ontario M9W 6J6

Dear Sirs:

RE: MDS INC.

The following items (Files) were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on January 23, 2002.

X Interim Report for the Quarter Ended October 31, 2001

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
**CIBC MELLON TRUST COMPANY**

"Jo-Anne Kidd"

Jo-Anne Kidd
Senior Administrator, Client Relations
Direct Dial: (416) 643-5578

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **January 23, 2001**

**MDS INC.**

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary